Exhibit 12.1

VALERO ENERGY PARTNERS LP

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Nine Months Ended September 30, 2016		Year Ended December 31, (a)
			2015		2014	2013	2012	2011
Earnings:
Income before income taxes	$129,812		$71,563		$(32,813)	$(23,969)	$(36,453)	$(44,954)
Add:
Fixed charges	11,983		8,521		1,352	714	942	883
Amortization of capitalized interest	3		1		—	—	—	—
Less:
Capitalized interest	(48)		(31)		—	—	—	—

Total earnings	$141,750		$80,054		$(31,461)	$(23,255)	$(35,511)	$(44,071)

Fixed charges:
Interest and debt expense, net of capitalized interest	$9,582		$6,113		$872	$198	$307	$429
Capitalized interest	48		31		—	—	—	—
Rental expense interest factor (b)	2,353		2,377		480	516	635	454

Total fixed charges	$11,983		$8,521		$1,352	$714	$942	$883

Ratio of earnings to fixed charges	11.8	x	9.4	x	(c)	(c)	(c)	(c)

(a)	Financial information has been retrospectively adjusted for the acquisitions of businesses under common control.
(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.
(c)	For the years ended December 31, 2011, 2012, 2013, and 2014, earnings were insufficient to cover fixed charges and the deficiency was $45.0 million, $36.5 million, $24.0 million and $32.8 million, respectively.